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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Boston Private Bancorp, Inc.
        ________________________________________________________________
                                (Name of Issuer)


                         Common Stock, $1.00 par value
        ________________________________________________________________
                         (Title of Class of Securities)


                                   101119105
                         _____________________________
                                 (CUSIP Number)


                                 Michael J. Chapman
                   Westfield Capital Management Company, Inc.
                              One Financial Center
                                Boston, MA 02111
                                 (617) 428-7100
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 31, 1997
             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]   (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 101119105                                      PAGE 2 OF 7 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael J. Chapman

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS*
 4
                           OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
       United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             651,088
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                651,088

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                             0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       651,088

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
       6.1%

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      TYPE OF REPORTING PERSON*
14


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  CUSIP NO. 101119105                                      PAGE 3 OF 7 PAGES
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ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the Common Stock $1.00 par value (the "Common Stock"), of Boston Private Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is Ten Post Office Square, Boston, MA 02109.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of Michael J. Chapman (the "Reporting Person" or "Mr. Chapman").

     Mr. Chapman is the Executive Vice President, Director of Research and Portfolio Manager of Westfield Capital Management Company, Inc., a Massachusetts corporation ("Westfield") and a wholly owned subsidiary of the Issuer. Westfield's business address is One Financial Center, Boston, MA 02111.

     Mr. Chapman is a citizen of the United States and his address is c/o Westfield at the address set forth above. During the last five years Mr. Chapman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The acquisition to which this Statement relates resulted from the merger of Westfield and Boston Private Investment Management, Inc., a Massachusetts corporation ("BPIM") and a wholly owned subsidiary of the Issuer, pursuant to the Agreement and Plan of Merger, dated as of August 13, 1997 (the "Merger Agreement"), by and among the Issuer, BPIM, Westfield and the individual stockholders listed therein.


ITEM 4.   PURPOSE OF TRANSACTION.

     Pursuant to the Merger Agreement, on October 31, 1997 BPIM was merged (the "Merger") with and into Westfield, and Westfield became an indirect wholly owned subsidiary of the Issuer. In the Merger, all issued and outstanding shares of Class A Common Stock, $.01 par value per share and Class B Common Stock, par value $.01 per share, of Westfield (collectively, the "Westfield Common Stock") were converted into the right to receive an aggregate of 3,918,367 shares of Common Stock. Prior to the Merger, Mr. Chapman was the record owner of 275 shares of Westfield Common Stock.

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  CUSIP NO. 101119105                                      PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------

     As a condition to the consummation of the Merger, Mr. Chapman has agreed not to sell, transfer, assign, hypothecate or otherwise, directly or indirectly, dispose of any securities of the Issuer until after such time as the Issuer has published financial results covering at least 30 days of combined operations of the Issuer and Westfield after October 31, 1997.

     Concurrently with the execution and delivery of the Merger Agreement, the Issuer and the former shareholders of Westfield (collectively, the "Westfield Shareholders") entered into a registration rights agreement, dated as of August 13, 1997 (the "Registration Rights Agreement").

     Pursuant to the Registration Rights Agreement, Mr. Chapman and the other Westfield Shareholders have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering the registration of the shares of Common Stock received by the Westfield Shareholders in the Merger (the "Registrable Securities") from time to time until such time after August 13, 2004 as the Issuer proposes to effect an underwritten public offering of Common Stock and
(i) none of the Westfield Shareholders wishes to include any Registrable Securities then held in such an offering or (ii) such underwritten offering is consummated and it results in the sale of all Registrable Securities requested to be sold. The Westfield Shareholders are entitled to make one such "demand" registration right during any 12-month period. In connection with any demand request, the Westfield Shareholders must seek to register at least 100,000 shares of Registrable Securities, and in cases where the Westfield Shareholders request the registration of 800,000 or more shares of Registrable Securities, the Issuer has the right to reduce such request below that threshold.

     The Westfield Shareholders also have unlimited "piggyback" registration rights, exercisable until such time as the Westfield Shareholders' Registrable Securities are freely saleable without restriction under the Securities Act, with respect to registrations made by the Issuer, including registrations made on behalf of other shareholders of the Issuer. The Westfield Shareholders' demand and piggyback registration rights are subject to customary restrictions, blackout periods and limitations.

     The Issuer has agreed to pay certain registration expenses in connection with the registration of the Registrable Securities (underwriting discounts, commissions and certain fees and expenses will be at the Westfield Shareholders' expense). In addition, in connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the Westfield Shareholders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

     Pursuant to the Registration Rights Agreement, the registration rights with respect to the Registrable Securities may be transferred to estate planning vehicles for the benefit of a member of a Westfield Shareholder's family.

     Concurrently, with the closing of the Merger Agreement, the Westfield Shareholders entered into an Escrow Agreement, dated October 31, 1997 (the "Escrow Agreement") between the Westfield Shareholders, the Issuer and Brown Brothers Harriman & Co., a New York Partnership (the "Escrow Agent"). Pursuant to the Merger Agreement and the Escrow Agreement 10% of the Common Stock issued pursuant to the Merger Agreement to the Westfield Shareholders was placed in escrow to be held by Escrow Agent. The Common Stock is to be held in escrow until no later than October 31, 1998, unless the Issuer asserts a claim of indemnification against the Westfield Shareholders.
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  CUSIP NO. 101119105                                      PAGE 5 OF 7 PAGES
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     At the effective time of the Merger, Mr. Chapman also received options to purchase 14,000 shares of Common Stock pursuant to the Issuer's 1997 Long-Term Stock Incentive Plan. Such options were granted at fair market value on the date of grant (October 31, 1997) and vest ratably over 5 years on October 31 of each year.

     Mr. Chapman intends to review on a continuing basis his investment in the Issuer. Subject to the limitations described above and any regulatory restrictions imposed on Mr. Chapman, Mr. Chapman may decide to increase or decrease his investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Mr. Chapman, general stock market and economic conditions and tax conditions.

     Other than as described above, Mr. Chapman has no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.

(a) Michael J. Chapman is the direct beneficial owner of 651,088 shares of Common Stock or approximately 6.1% of the 10,611,975 shares of the Common Stock (the "Outstanding Common Stock"), based on information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 1997, after giving effect to the number of shares issued in the Merger.

(b) Mr. Chapman has the sole voting power and dispositive power with respect to these shares.

(c) Except as set forth in Item 4 of this Statement Mr. Chapman was not engaged in transactions with respect to the Common Stock in the last 60 days.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)  Not applicable.

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  CUSIP NO. 101119105                                      PAGE 6 OF 7 PAGES
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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     Except as set forth in Item 4 of this Statement, to the best knowledge of Mr. Chapman, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Chapman and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Agreement and Plan of Merger, dated as of August 13, 1997

Exhibit B:     Registration Rights Agreement, dated as of August 13, 1997

Exhibit C:     Stock Option Award, dated October 31, 1997

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  CUSIP NO. 101119105                                      PAGE 7 OF 7 PAGES
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              By: /s/ Michael J. Chapman
                                 ---------------------------------
                                    Michael J. Chapman

Dated:  November 10, 1997